Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

The following is an extract of a transcript of an interview by Howard Lutnick on CNBC’s Fast Money. A link to the interview is here: https://www.youtube.com/watch?v=tsyyNL7DcjY

Melissa Lee (Host): Let’s turn to a CEO leading to firms. Howard Lutnick is here to mark the 15th anniversary. He is the CEO of the SPAC CFVI. Great to see you. Thanks for joining us tonight.

Howard Lutnick: Great to see you. And congratulations. Happy birthday.

Melissa Lee: Thank you very much. We appreciate you being a guest with us for all of these years. Want to get to the markets here, Howard, I want your take on where we are in the markets. It was a sloppy session to finish at the lows and we seem to be beholden to rates. Do you think we are?

Howard Lutnick: I think people are over doing it. You have to remember, the Fed has got $30 trillion of our debt. You were in charge of the rate to charge on that $30 trillion, wouldn’t you charge zero? So, the concept of the Fed is going to go out there and four hikes, I just think it is – I think it is overdone. So, what I think they’re going to do is they’re going to move twice, they going to jawbone the heck out of inflation, inflation, inflation. But I think four hikes is just not in the cards. Two hikes for sure. Then a long pause. So after the election, maybe a third. But I doubt it. I’m betting on two for sure. I think it is overdone and people are getting ahead of themselves.

Melissa Lee: You think we’ve seen the near term bottom?

Howard Lutnick: Well, I just think, look, these are volatile markets and we’ve been up a lot and the pushback of the Stimulus Package and Build Back Better matters as well. So, you have the President saying he’s going to cut it up and get some stimulus out there. Well, when that stimulus is back on the table, you’re going to see a rally again. When you see the Fed cut it back, you’ll see a rally again. I think there are bounces off these levels and I think you’ll be able to trade higher than where we are today. Maybe not tomorrow. But I think there are good things coming. Two hikes and some stimulus from the federal government and things will be better.

Melissa Lee: I want to talk about Rumble, for sure which is, if people don’t know, Rumble could be a YouTube competitor, Twitter competitor and I do want -- but you like to make bold calls I wasn’t planning on asking you, but I’ll ask you any way, you could make a call on the markets for the year.

Howard Lutnick: Yeah, I think, like I said, I think overdone, so I think we’re going to hang in there. If it gets Stimulus done and there is only two hikes, I think we’re going to be much better. People think I think people are over doing, four Fed hikes. I think that is overdone and when they realize that pause is coming and there is some stimulus coming.

Melissa Lee: I thought you were going to give me a percentage higher on the S&P 500. You don’t want to go down that --

Howard Lutnick: I’m not that guy. I talk macros and I talk companies. And so I’m happy to talk to you about Rumble and Satellogic those are two companies that when you talk about spacs.

Melissa Lee: Let’s talk about Rumble. What do you see as the potential for the company? I have noticed the people that are seem to be in my twitter-verse, who are part of this reddit crowd, people would like to talk about the meme stocks. They broadcast on YouTube, they’ve been complaining they’ve been censored and they’re urging for people to see them on Rumble instead. What do you think rumble provides in this sort of social media eco-system

Howard Lutnick: Well, if you think about it, so YouTube is now becoming an echo chamber of itself. If you think anything and it disagrees with their view, they throw you off or they censor you or you feel like you’re unloved and Rumble is a neutral network. Think about this, they had 1.6 million active users in 2020, the third quarter of 2020. And 36 million active users [now]. So you’re talking about Netflix and growth, here is a company that grew 35 million users, 30 million in the U.S. that is 15% market share of YouTube’s U.S. business, which is where YouTube makes most of its money. And they just put out Rumble, and just put out record consumption, record creators, just record after record and January tends to be their seasonally their slowest month and the record after record. So I think this is a company with TikTok like growth and people haven’t looked at it. CF VI. It is a rock star. It is such a great company you should go take a look. But it is neutral. They have -- they’re happy to have president number 45 and number 44 as well.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CFVI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFVI’s securities are, or will be, contained in CFVI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

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